                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A




                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                            DOMAIN ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 257-027-102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            FIRST RESERVE CORPORATION
                               475 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06930
                                 (203) 661-6601
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                  JULY 3, 1998

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               PAGE 1 OF 8 PAGES

                                  SCHEDULE 13D

---------------------
CUSIP NO. 257-027-102
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Reserve Fund VII, Limited Partnership

        I.R.S. Identification No.: 06-1457408

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        Not Applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               4,570,718
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        4,570,718
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,570,718
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        30.2

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP NO. 257-027-102
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Reserve GP VII, L.P.

        I.R.S. Identification No.:  06-1520256

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        Not Applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               4,570,718
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        4,570,718
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,570,718
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        30.2

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP NO. 257-027-102
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Reserve Corporation
        I.R.S. Identification No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


        Not Applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               4,570,718
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        4,570,718
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,570,718
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        30.2

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP NO. 257-027-102
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William E. Macaulay
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               2,668
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        2,668
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP NO. 257-027-102
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Hill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment to the statement on Schedule 13D (the "Statement") originally filed on July 7, 1997 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GPVII") First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill (together with Mr. Macaulay, Fund VII, GPVII and First Reserve, the "Reporting Persons") relating to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Domain Energy Corporation, a Delaware corporation (the "issuer" or "Domain"). The Statement is hereby supplemented and amended as set forth below.

Item 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following after the fourth paragraph:

         GPVII is a Delaware limited partnership. On July 6, 1998, First Reserve assigned all of its interest in Fund VII as its general partner to GPVII in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII. GPVII's principal purpose is to manage the investments of Fund VII. First Reserve is the sole general partner of GPVII, a special purpose entity formed to hold First Reserve's interest in Fund VII and to be the general partner of Fund VII. GPVII's principal business and office address is the same as that of Fund VII and First Reserve.

         As a managing entity inserted between Fund VII and First Reserve, GPVII will now be reporting jointly with Fund VII and First Reserve, as well as Messrs. Macaulay and Hill, and this amendment is filed on behalf of all the foregoing persons and entities. The agreement among the reporting persons is attached as Exhibit 8 hereto.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by deleting the second paragraph thereof and replacing it with the following:

         On July 3, 1998, Fund VII sold 3,250,000 shares of common stock of the Issuer at a price of $13.50 per share in accordance with a stock purchase agreement entered into on May 12, 1998 by and between Lomak Petroleum, Inc. and Fund VII. Thereafter, Fund VII owned 4,570,718 shares of Common Stock (the "Fund VII Shares"), which constitutes approximately 30.2% of the 15,107,719 shares of Common Stock reported as outstanding on Domain's latest 10-Q report filed May 15, 1998.

         GPVII, as the general partner of Fund VII, and First Reserve, as the general partner of GPVII, both have the power to direct the voting and disposition of any shares of Common Stock beneficially owned by Fund VII. As a result, under the definition of beneficial ownership set forth in Rule 13d-3 of the Exchange Act, GPVII and First Reserve may be deemed to beneficially own the Fund VII Shares.

         Mr. Macaulay owns options to purchase 2,668 shares of the Common Stock at an exercise price of $13.50 per share.

Item 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

         Under the Assignment and Assumption Agreement executed by and between First Reserve and GPVII and attached hereto as Exhibit 9, First Reserve assigned all of its interest in Fund VII as its general partner in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII.

         Mr. Macaulay owns options to purchase 2,668 shares of the Common Stock at an exercise price of $13.50 per share.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

8. Joint Filing Agreement, dated July 6, 1998, between First Reserve Fund VII, Limited Partnership, First Reserve GP VII, L.P., First Reserve Corporation, and Messrs. Macaulay and Hill relating to the filing of a joint statement on
Schedule 13D.

9. Assignment and Assumption Agreement dated July 6, 1998 by and between First Reserve Corporation and First Reserve GP VII, L.P. whereunder First Reserve assigned all of its interest in Fund VII as its general partner in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII.

10. Option Agreement dated June 27, 1997, between the issuer and Mr. Macaulay.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    FIRST RESERVE CORPORATION



                                    By:      /s/ Thomas R. Denison
                                       --------------------------------------
                                                 Thomas R. Denison
                                                 Managing Director


                                    FIRST RESERVE GP VII, L.P.

                                      By First Reserve Corporation
                                      as General Partner


                                    By:      /s/ Thomas R. Denison
                                       --------------------------------------
                                                 Thomas R. Denison
                                                 Managing Director


                                    FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                      By First Reserve GP VII, L.P.,
                                      as General Partner

                                        By First Reserve Corporation,
                                        as General Partner


                                    By:      /s/ Thomas R. Denison
                                       --------------------------------------
                                                 Thomas R. Denison
                                                 Managing Director



                                             /s/ William E. Macaulay
                                       --------------------------------------
                                                 William E. Macaulay



                                             /s/ John A. Hill
                                       --------------------------------------
                                                 John A. Hill



Dated July 9, 1998                                                   Page 8 of 8

                                INDEX TO EXHIBITS

The Index to Exhibits is hereby amended by adding the following:

8. Joint Filing Agreement, dated July 6, 1998, between First Reserve Fund VII, Limited Partnership, First Reserve GP VII, L.P. and First Reserve Corporation relating to the filing of a joint statement on Schedule 13D.

9. Assignment and Assumption Agreement dated July 6, 1998 by and between First Reserve Corporation and First Reserve GP VII, L.P.

10. Option Agreement dated June 27, 1997, between the issuer and Mr. Macaulay.